Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249786

PROSPECTUS SUPPLEMENT NO. 15

(to Prospectus dated December 3, 2020)

Up to 24,988,338 Shares of Class A Common Stock

Up to 7,745,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement updates and supplements the prospectus dated December 3, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249786). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on December 14, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 14, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 14, 2021 (December 9, 2021)

SHIFT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38839	82-5325852
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

290 Division Street, Suite 400, San Francisco, CA	94103
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (855) 575-6739

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFT	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 9, 2021, Shift Technologies, Inc. (the “Company”) and its wholly-owned indirect subsidiary Shift Operations LLC (the “Borrower” and together with the Company, the “Shift Parties”) entered into an Inventory Financing and Security Agreement (the “Ally Facility”) with Ally Bank, a Utah chartered state bank (“Ally Bank”) and Ally Financial, Inc., a Delaware corporation (“Ally Financial” and together with Bank, the “Lender”), pursuant to which the Lender provides up to $100 million in financing as part of its floorplan vehicle financing program.

In addition to other customary covenants under the Ally Facility, the Shift Parties are subject to financial covenants that require the Shift Parties to maintain, on a consolidated basis, at least 20% of the maximum credit line in unrestricted cash and cash equivalents, and that require the Borrower to maintain at least 10% in vehicle inventory equity and to maintain at least 10% of the maximum credit line in a restricted cash account with Ally Bank.

Advances under the Ally Facility will bear interest at a per annum rate equal to the prime rate designated from time to time by Ally Bank plus 150 basis points and will be determined using a 365/360 simple interest method of calculation, unless expressly prohibited by law. Advances under the Ally Facility, if not demanded earlier, are due and payable for each vehicle financed under the Ally Facility as and when such vehicle is sold, leased, consigned, gifted, exchanged, transferred, or otherwise disposed of. Interest under the Ally Facility is due and payable monthly upon demand. The Borrower is also required to make monthly principal reduction payments equal to 10% of the original principal amount for each vehicle subject to the floor plan for more than 180 days until the outstanding principal amount for such vehicle is reduced to the lesser of 50% of the original principal amount of such vehicle. Additionally, the Borrower is permitted at its election to make permissive principal payments to the Lender at any time before they are due and payable without premium or penalty.

Upon any event of default (including, without limitation, the Borrower’s obligation to pay upon demand any outstanding liabilities of the Ally Facility), the Lender may, at its option and without notice to the Borrower, exercise its right to demand immediate payment of all liabilities and other indebtedness and amounts owed to the Lender and its affiliates by the Borrower.

The Ally Facility is secured by a grant of a security interest in substantially all of the assets of the Borrower, the Company and the other wholly-owned subsidiaries of the Company (together with the Company, the “Guarantors”), and payment is guaranteed by the Guarantors pursuant to a cross collateral, cross default, and guaranty agreement and joint guaranty in favor of the Lender.

The foregoing description of the Ally Facility is qualified in its entirety by reference to the full text of the Inventory Financing and Security Agreement, which will be filed, with any confidential terms redacted, as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2021.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 8.01 Other Events.

On December 13, 2021, the Company issued a press release announcing the entry into the Ally Facility. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release dated December 13, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHIFT TECHNOLOGIES, INC.

Dated: December 14, 2021	/s/ George Arison
	Name:	George Arison
	Title:	Chief Executive Officer and Chairman

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